Exhibit (k)(4)

Amended and Restated Investment Management Services Agreement

Between College Retirement Equities Fund and
TIAA-CREF Investment Management, LLC

SCHEDULE B

2024 Reimbursement Rates

Annual Expense Deductions (as a percentage of average net assets)

For the period May 1, 2024 through April 30, 2025

Stock Account—All Classes	0.080%

Global Equities Account—All Classes	0.075%

Growth Account—All Classes	0.050%

Equity Index Account—All Classes	0.010%

Core Bond Account—All Classes	0.075%

Inflation-Linked Bond Account—All Classes	0.040%

Social Choice Account—All Classes	0.045%

Money Market Account—All Classes	0.015%

Date: Effective May 1, 2024 in accordance with prior approval by the CREF Board on March 22, 2024.